  Exhibit 99.1

Hudson Group Announces Notice of Proposed Shareholder Written Resolution

East Rutherford, NJ – July 31, 2018 – Hudson Ltd. (NYSE: HUD) (“Hudson Group” or “Company”), a leader in North American travel retail, announced the Notice of a Proposed Shareholder Written Resolution which if passed by the Company’s shareholders will adopt new bye-laws of the Company. The new bye-laws will make certain amendments to the Company’s existing bye-laws which, among other matters, will permit the appointment of one or more Deputy Chairman of the Board of Directors of the Company (the “Board”). The proposed text of the new bye-laws has been furnished to the U.S. Securities Exchange Commission (“SEC”) on Form 6-K and may be accessed free of charge on the SEC’s website and on the Company’s website.

The Proposed Shareholder Written Resolution will be passed when it is signed by registered shareholders who as of today (being the date the notice of the proposed resolution is given) hold a simple majority of the total voting rights of all issued and outstanding shares of the Company, provided such majority includes at least one shareholder holding Class B common shares of the Company.

Subject to the adoption of the new bye-laws, the Board has appointed Mr. James Cohen, a member of the Board, as an additional Deputy Chairman of the Board.

About Hudson Group
Hudson Group (NYSE: HUD), a Dufry Company and one of the largest travel retailers in North America, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. The Company is anchored by its iconic Hudson, Hudson News and Hudson Bookseller brands and operates over 1,000 duty-paid and duty-free stores in 88 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world. Our wide range of store concepts include travel essentials and convenience stores, bookstores, duty-free shops, branded specialty stores, electronics stores, and quick-service food and beverage outlets. For more information, visit www.hudsongroup.com and www.dufry.com

For further information please contact:

Investor Contact	Media Contact
Deborah Belevan, CPA, IRC	Kristen Clonan
Hudson Group	Hudson Group
VP of Investor Relations	VP of Corporate Communications
201.559.2111	201.821.8088

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom
US office: One Meadowlands Plaza, East Rutherford, NJ 07073